Exhibit 99.5
Appendix 3Z
Final Director’s Interest Notice

Rule 3.19A.3
Appendix 3Z
Final Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries SE
ARBN 097 829 895 Incorporated in Ireland. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Mr Russell L. CHENU

Date of last notice	8 June 2010

Date that director ceased to be director	17 June 2010

Part 1 – Director’s relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

•   55,990 ordinary shares/CUFS.

•   442,000 options over unissued ordinary shares/CUFS, comprising:

¡  93,000 options under the 2001 Equity Incentive Plan;

¡  90,000 options under the Managing Board Transitional Stock Option Plan;

¡  133,000 options (ROCE) under the 2006 JHISE Long Term Incentive Plan; and

¡  126,000 options (TSR) under the 2006 JHISE Long Term Incentive Plan.

James Hardie Industries SE

+ See chapter 19 for defined terms.	Appendix 3Z Page 1

Appendix 3Z
Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities
Note: Provide details of the circumstances giving rise to the relevant interest

Not applicable

Part 3 – Director’s interests in contracts

Detail of contract	Restricted Stock Units (RSUs) are contractual entitlements to be issued ordinary shares/CUFS upon satisfaction of certain conditions.

Nature of interest	RSUs

Name of registered holder (if issued securities)	Not applicable

No. and class of securities to which interest relates	Current interests in contracts are: • 170,207 Relative TSR RSUs; and • 164,833 Executive Incentive Program RSUs.

James Hardie Industries SE

+ See chapter 19 for defined terms.	Appendix 3Z Page 2